Name of Registrant: Universal Logistics Holdings, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 17, 2020

Dear Universal Logistics Holdings, Inc. Shareowner:

Support Shareowner Proposal #4 Requesting Majority Vote

We urge shareowners to support proposal #4 at the company’s April 30, 2020 Annual General Meeting. As of record date March 13, 2020, CalPERS owned approximately 16,200 shares of Universal Logistics Holdings, Inc. common stock. As a long-term shareowner of the company we ask that you support our non-binding shareowner proposal requesting the Board of Directors amend the company’s governing documents to allow for a majority voting standard in director elections, while retaining a plurality vote standard for contested director elections.

Majority Vote for Director Elections is Becoming Widely Accepted

Plurality voting is rapidly being replaced with majority voting in uncontested director elections as a growing number of large companies have adopted it as a corporate governance best practice. Approximately 88% of the companies in the S&P 500 and 51% of the companies in the Russell 3000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

A Plurality Vote Standard Disenfranchises Shareowners

CalPERS believes that a plurality voting standard effectively disenfranchises shareowners when directors run unopposed. Under the existing plurality standard, uncontested director nominees can be elected with a single “For" vote, leaving votes “Withheld” with no legal effect whatsoever. While under the CalPERS majority vote request, director nominees would need to be elected by the affirmative vote of a majority of shares represented and voting at a duly held meeting. Majority voting would give shareholders a meaningful voice in determining who will represent them on the board.

Governance Concerns at Universal Logistics Holdings, Inc.

In addition to our request for majority vote for directors, we would like to highlight the following governance concern at the company:

•	Non-responsiveness to CalPERS’ requests to engage regarding board composition related to board diversity
•	The company lacks a formal Nominating Committee

Based on the issues noted above, CalPERS will be withholding vote Matthew T. Moroun and Richard Urban at the April 30, 2020 AGM.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

Name of Registrant: Universal Logistics Holdings, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Support Proposal #4 requesting Majority Vote for Director Elections

We believe a majority vote standard is essential to a sustainable system of governance that fosters director accountability and long-term value creation. Fully accountable governance structures through the adoption of majority vote should be in place to offer shareowners a meaningful voice in the director election process.  Please vote “FOR” shareowner proposal #4.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager at Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.